UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 7, 2024

Chesapeake Energy Corporation

(Exact Name of Registrant as Specified in Charter)

Oklahoma	1-13726	73-1395733
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

6100 North Western Avenue

Oklahoma City, OK 73118

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code (405) 848-8000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	CHK	The Nasdaq Stock Market LLC
Class A Warrants to purchase Common Stock	CHKEW	The Nasdaq Stock Market LLC
Class B Warrants to purchase Common Stock	CHKEZ	The Nasdaq Stock Market LLC
Class C Warrants to purchase Common Stock	CHKEL	The Nasdaq Stock Market LLC

Item 8.01.	Other Information.

As previously announced, on January 10, 2024, Chesapeake Energy Corporation (“Chesapeake”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southwestern Energy Company (“Southwestern”), Hulk Merger Sub, Inc., (“Merger Sub Inc”), and Hulk LLC Sub, LLC, each a wholly owned subsidiary of Chesapeake, pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub Inc will merge with and into Southwestern (the “Merger”), with Southwestern surviving the Merger as a wholly owned subsidiary of Chesapeake. In connection with the Merger, Chesapeake filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) that also constitutes a prospectus of Chesapeake common stock. The Registration Statement was declared effective on May 17, 2024, at which time Chesapeake filed a final prospectus and Southwestern filed a definitive proxy statement. Chesapeake and Southwestern commenced mailing of the definitive joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) to their respective shareholders on or about May 17, 2024.

In connection with the Merger Agreement and the transactions contemplated thereby, four complaints have been filed by purported Chesapeake stockholders or Southwestern stockholders against Chesapeake, Southwestern, and/or members of each company’s board of directors in New York federal and state courts. The four complaints are captioned as follows: Gerald Joseph Lovoi v. Chesapeake Energy Corporation et al., Robert Jones v. Southwestern Energy Company et al., Jeffrey Schantz v. Gass et al., and Steve Taylor v. Southwestern Energy Company et al., which Chesapeake and Southwestern refer to collectively as the “Stockholder Actions”. In general, the Stockholder Actions allege that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), breached their fiduciary duties, or were negligent in mispresenting or omitting material facts under Florida common law, because the Proxy Statement/Prospectus allegedly omits or misstates material information. The Stockholder Actions seek, among other things, injunctive relief preventing the consummation of the Merger, unspecified damages and attorneys’ fees.

In addition to these lawsuits, several purported stockholders of Chesapeake and Southwestern have sent demand letters alleging similar deficiencies regarding the disclosures made in the Proxy Statement/Prospectus.

Chesapeake believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and exchange rules, that no further disclosure beyond that already contained in the Proxy Statement/Prospectus is required under applicable law or exchange rules, and that the allegations asserted in the complaints and demand letters are entirely without merit. However, in order to moot these disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Chesapeake is voluntarily supplementing the Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Chesapeake specifically denies all allegations in the demand letters or the complaints that any additional disclosure was or is required. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The members of the Chesapeake board unanimously recommend that Chesapeake stockholders vote “FOR” the stock issuance proposal, “FOR” the Advisory Chesapeake Compensation Proposal and “FOR” the Chesapeake adjournment proposal.

SUPPLEMENTAL DISCLOSURES TO THE PROXY STATEMENT/PROSPECTUS RELATED TO STOCKHOLDER ACTIONS

The disclosure in the section entitled “Questions and Answers about the Merger and Special Meeting” beginning on page 1 of the proxy statement, is hereby amended by:

Amending and restating the answer to the question “Q: How many votes do I have for the Chesapeake Special Meeting?” on page 8 of the proxy statement:

A: Each Chesapeake shareholder is entitled to one vote for each share of Chesapeake Common Stock held of record at the close of business on the Chesapeake Record Date for each proposal. As of the close of business on the Chesapeake Record Date, there were ~~130,794,770~~  131,048,463  outstanding shares of Chesapeake Common Stock.

The disclosure in the section entitled “Special Meeting of Chesapeake Shareholders” under the heading “Record Date; Shareholders Entitled to Vote”, beginning on page 67 of the proxy statement, is hereby amended by:

Amending and restating the first full paragraph on page 67 of the proxy statement:

Only holders of Chesapeake Common Stock at the close of business on April 22, 2024, the record date for the Chesapeake Special Meeting, will be entitled to notice of, and to vote at, the Chesapeake Special Meeting or any adjournment or postponement of the Chesapeake Special Meeting. At the close of business on the Chesapeake Record Date, ~~130,794,770~~   131,048,463  shares of Chesapeake Common Stock were issued and outstanding.

The disclosure in the section entitled “The Merger” under the heading “Certain Unaudited Forecasted Financial Information”, beginning on page 109 of the proxy statement, is hereby amended by:

Amending and restating the second footnote to the table under the heading “Chesapeake Forecasted Financial Information for Chesapeake” on page 114:

(2) EBITDAX is defined as ~~adjusted~~  earnings before  interest, taxes, depreciation, amortization and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The line items underlying the prospective EBITDAX figures are disclosed in the table below:

	2024E	2025E	2026E	2027E
Hedged Revenue	$3,288	$3,788	$4,402	$4,443
Less: Operating and G&A Expenses	$(1,164)	$(1,225)	$(1,173)	$(1,167)
Less: Marketing and Other Expenses	$1	$8	$14	$32
Less: Production Taxes	$(96)	$(71)	$(130)	$(133)
Total EBITDAX	$2,030	$2,500	$3,113	$3,175

Amending and restating the second footnote to the table under the heading “Chesapeake Forecasted Financial Information for Southwestern” on page 115:

(2) EBITDAX is defined as ~~adjusted~~  earnings before  interest, taxes, depreciation, amortization and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The line items underlying the prospective EBITDAX figures are disclosed in the table below:

	2024E	2025E	2026E	2027E
Hedged Revenue	$4,500	$5,198	$5,964	$6,121
Less: Operating and G&A Expenses	$(1,955)	$(2,045)	$(2,106)	$(2,197)
Less: Marketing and Other Expenses	$-	$-	$-	$-
Less: Production Taxes	$(249)	$(282)	$(309)	$(317)
Total EBITDAX	$2,295	$2,871	$3,549	$3,607

The disclosure in the section entitled “The Merger” under the heading “Summary of Evercore’s Financial Analyses”, beginning on page 118 of the proxy statement, is hereby amended by:

Amending and restating the fourth sentence in the last full paragraph on page 118 under the heading “Net Asset Value Analyses–Chesapeake”:

Based on this range of total reserve values, the present value of capital expenditures, the present value of the future estimated effects of Chesapeake’s hedging, the present value of the general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax cash flows by reserve category), the net value of Chesapeake’s acquisitions and divestitures, the value of Chesapeake’s acreage not developed, the value to Chesapeake from its liquefied natural gas deals with Delfin LNG LLC and Gunvor Group Ltd, Chesapeake’s estimated pro forma ~~net~~  debt and cash as of September 30, 2023 of approximately $1,950 million and $921 million, respectively  (after giving effect to adjustments for certain items occurring subsequent to September 30, 2023, including asset sales, share repurchases and dividends, as furnished by management of Chesapeake), and the number of fully diluted outstanding shares of Chesapeake Common Stock as of January 5, 2024 of approximately 144.1 million, in each case based on the Chesapeake Forecasts, this analysis indicated a range of implied equity values per share of Chesapeake Common Stock of $63.50 to $81.78, as compared to the closing price of Chesapeake Common Stock of $76.96 on January 4, 2024.

Amending and restating the fourth sentence in the first full paragraph on page 119 under the heading “Net Asset Value Analyses–Southwestern”:

Based on this range of total reserve values, the present value of capital expenditures, the present value of the future estimated effects of Southwestern’s hedging, the present value of the general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax cash flows by reserve category), Southwestern’s estimated ~~net~~  debt and cash as of September 30, 2023 of approximately $4,142 million (including approximately $11 million of liability-classified cash-settled PUs) and approximately $26 million, respectively, and the number of fully diluted outstanding shares of Southwestern Common Stock as of January 5, 2024 of approximately 1,108.5 million, in each case based on the Chesapeake Forecasts, this analysis indicated a range of implied equity values per share of Southwestern Common Stock of $4.61 to $6.60, without taking into account the Chesapeake Forecast Synergies, and $7.23 to $9.21 by adding to the resulting range of implied equity values per share of Southwestern Common Stock the present value of the Chesapeake Forecast Synergies per share (calculated using a 12.6% discount rate and the number of fully diluted outstanding shares of Southwestern Common Stock as of January 5, 2024, as provided by Chesapeake’s management), as compared to the closing price of Southwestern Common Stock of $6.40 on January 4, 2024, and the implied offer price of Southwestern Common Stock of $6.67.

Amending and restating the second table on page 121 under the heading “Selected Publicly Traded Companies Analysis–Chesapeake”:

Benchmark	High End of Range		Low End of Range		Mean		Median
TEV / EBITDAX (2024E)	6.2	x	4.0	x	5.0	x	5.0	x
TEV / EBITDAX (2025E)	5.2	x	2.9	x	4.0	x	4.0	x
Equity Value / CFFO (2024E)	6.0	x	2.5	x	4.4	x	5.0	x
Equity Value / CFFO (2025E)	5.3	x	1.9	x	3.7	x	3.8	x

Amending and restating the first sentence in the last paragraph on page 121 under the heading “Summary of Evercore’s Financial Analyses–Selected Publicly Traded Companies Analysis–Chesapeake”:

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore applied a (i) TEV / EBITDAX multiple reference ranges of 4.5x to 5.5x and 3.75x to 4.75x to an estimate of Chesapeake’s calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Chesapeake Forecasts, (ii) TEV / EBITDAX multiple reference ranges of 4.5x to 5.5x and 3.75x to ~~4.5x~~  4.75x  to an estimate of Chesapeake’s calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on publicly available equity research analyst consensus estimates per FactSet, (iii) Equity Value / CFFO multiple reference ranges of 4.25x to 5.25x and 3.5x to 4.5x to an estimate of Chesapeake’s calendar year 2024 CFFO and calendar year 2025 CFFO, respectively, in each case based on the Chesapeake Forecasts, and (iv) Equity Value / CFFO multiple reference ranges of 4.25x to 5.25x and 3.5x to 4.5x to an estimate of Chesapeake’s calendar year 2024 CFFO and calendar year 2025 CFFO, respectively, in each case based on publicly available equity research analyst consensus estimates per FactSet, in each case, to derive implied enterprise value reference ranges for Chesapeake.

Amending and restating the second table on page 122 under the heading “Selected Publicly Traded Companies Analysis–Southwestern”:

Benchmark	High End of Range		Low End of Range		Mean		Median
TEV / EBITDAX (2024E)	6.2	x	4.0	x	5.0	x	5.0	x
TEV / EBITDAX (2025E)	5.2	x	2.9	x	4.0	x	4.0	x
Equity Value / CFFO (2024E)	6.0	x	2.5	x	4.4	x	5.0	x
Equity Value / CFFO (2025E)	5.3	x	1.9	x	3.7	x	3.8	x

Amending and restating the first sentence in the second full paragraph on page 124 under the heading “Equity Research Analysts’ Price Targets–Chesapeake and Southwestern”:

Evercore reviewed selected publicly available share price targets of estimates from 20  research analysts~~’ estimates~~  for Southwestern and 18 research analysts for Chesapeake, in each case, known to Evercore as of January 4, 2024, noting that the low and high share price targets ranged from (i) $80.00 to $120.00 for Chesapeake Common Stock, as compared to the closing price of Chesapeake Common Stock of $76.96 on January 4, 2024 and (ii) $5.75 to $10.00 for Southwestern Common Stock, as compared to the closing price of Southwestern Common Stock of $6.40 on January 4, 2024, and the implied offer price of Southwestern Common Stock of $6.67.

The disclosure in the section entitled “Comparison of Rights of Southwestern Shareholders and Chesapeake Shareholders” under the heading “Capital Stock”, beginning on page 212 of the proxy statement, is hereby amended by:

Amending and restating the second full paragraph in the Chesapeake column:

As of April 22, 2024 there were ~~130,794,770~~  131,048,463  shares of Chesapeake Common Stock outstanding and warrants to purchase shares of Chesapeake Common Stock outstanding. No shares of Chesapeake preferred stock are outstanding.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Chesapeake’s and Southwestern’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Chesapeake and Southwestern, the expected closing of the proposed transaction and the timing thereof and the proforma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

Actual outcomes and results may differ materially from the results stated or implied in the forward-looking statements included in this report due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that our stockholders may not approve the issuance of Chesapeake’s common stock in connection with the proposed transaction; the possibility that the stockholders of Southwestern may not approve the Merger Agreement; the risk that Chesapeake or Southwestern may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Chesapeake’s common stock or Southwestern’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Chesapeake and Southwestern to retain and hire key personnel, on the ability of Chesapeake to attract third-party customers and maintain its relationships with derivatives counterparties and on Chesapeake’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; the ability of management to execute its plans to meet its goals and other risks inherent in Chesapeake’s and Southwestern’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Chesapeake’s or Southwestern’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chesapeake’s or Southwestern’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements.

All such factors are difficult to predict and are beyond Chesapeake’s or Southwestern’s control, including those detailed in Chesapeake’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://investors.chk.com/ and on the SEC’s website at http://www.sec.gov, and those detailed in Southwestern’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Southwestern’s website at https://ir. swn.com/CorporateProfile/default.aspx and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Chesapeake and Southwestern undertake no obligation to publicly correct or update the forward-looking statements in this report, in other documents, or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS:

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Chesapeake filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that also constitutes a prospectus of Chesapeake common stock. The Registration Statement was declared effective on May 17, 2024, at which time Chesapeake filed a final prospectus and Southwestern filed a definitive proxy statement. Chesapeake and Southwestern commenced mailing of the definitive joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) to their respective shareholders on or about May 17, 2024. Each party may also file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Proxy Statement/Prospectus or for any other document that Southwestern or Chesapeake has filed or may file in the future with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, SOUTHWESTERN, THE MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and the Proxy Statement/Prospectus, as well as other filings containing important information about Chesapeake or Southwestern, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Chesapeake may be obtained free of charge on Chesapeake’s website at http://investors.chk.com/. Copies of the documents filed with the SEC by Southwestern may be obtained free of charge on Southwestern’s website at https://ir.swn.com/CorporateProfile/default.aspx.

Participants in the Solicitation

Chesapeake and Southwestern and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Chesapeake’s directors and executive officers and their ownership of Chesapeake’s securities is set forth in Chesapeake’s filings with the SEC, including Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and its Proxy Statement on Schedule 14A, which was filed with the SEC on April 28, 2023. To the extent such person’s ownership of Chesapeake’s securities has changed since the filing of Chesapeake’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Information regarding Southwestern’s directors and executive officers and their ownership of Southwestern’s securities is set forth in Southwestern’s filings with the SEC, including Southwestern’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended and filed with the SEC on April 29, 2024. To the extent such person’s ownership of Southwestern’s securities has changed since the filing of Southwestern’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proxy solicitations may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This report relates to the proposed transaction between Chesapeake and Southwestern. This report is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

Dated: June 7, 2024	By:	/s/ Domenic J. Dell’Osso, Jr.
		Name:	Domenic J. Dell’Osso, Jr.
		Title:	President and Chief Executive Officer